Exhibit (a)(10)
Contact:
U.S. RENAL CARE
Thomas L. Weinberg (214) 736-2730
Senior Vice President & General Counsel
FOR IMMEDIATE RELEASE
U.S. Renal Care, Inc. Announces Extension of Tender Offer
for Dialysis Corporation of America
PLANO, TX — May 13, 2010 — U.S. Renal Care, Inc. (“USRC”), a privately-held leading provider of outpatient dialysis services, today announced that it is extending its previously announced cash tender offer, through its wholly owned subsidiary Urchin Merger Sub, Inc., for all outstanding shares of common stock of Dialysis Corporation of America (NASDAQ: DCAI) (“DCA”), until 5:00 p.m., New York City time, on June 1, 2010, unless further extended. The tender offer was previously set to expire at 12:00 midnight, New York City time, on May 19, 2010.
USRC anticipates that on or about May 24, 2010, the conditions set forth in the debt commitment letter, dated as of April 13, 2010, between USRC and Royal Bank of Canada (including the entering into of definitive credit agreements with the lenders) will have been satisfied, other than those customary conditions which by their nature must be satisfied substantially simultaneously with the funding of the financing underlying the debt commitment letter. Accordingly, to comply with applicable rules of the Securities and Exchange Commission, USRC is extending the expiration date of the offer as set forth above, such that five business days remain in the offer following the satisfaction of the financing condition. USRC is filing an amendment to its Schedule TO to reflect this extension of the offer.
Upon the satisfaction of the conditions in the debt commitment letter, USRC will make a further announcement to that effect and will file an amendment to its Schedule TO expressly stating that the applicable conditions specific to the financing set forth in the debt commitment letter have been satisfied. At such time, USRC will ensure that at least five business days remain in the offer, or will extend the offer so that at least five business days remain in the offer.
As of the close of business on May 12, 2010, 2,119,383 shares of DCA common stock had been tendered in and not withdrawn from the offer.
About U.S. Renal Care, Inc.
Founded in 2000 by an experienced team of healthcare executives, U.S. Renal Care, Inc. works in partnership with nephrologists to develop, acquire, and operate outpatient treatment centers for persons suffering from chronic kidney failure, also known as End Stage Renal Disease. The company provides patients with their choice of a full range of quality in-center, acute or at-home hemodialysis and peritoneal dialysis services. U.S. Renal Care operates 47 dialysis clinics in Texas and Arkansas. For more information on U.S. Renal Care, Inc. please visit www.usrenalcare.com.
Important additional information and where to find it:
This announcement is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of Dialysis Corporation of America. Investors and shareholders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer because they contain important information that holders of Dialysis Corporation of America securities should consider before making any decision regarding tendering their securities. Urchin Merger Sub, Inc. and U.S. Renal Care, Inc. have filed tender offer materials with the Securities and Exchange Commission, and Dialysis Corporation of America has filed a solicitation/recommendation statement with respect to the offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and certain other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all holders of shares of Dialysis Corporation of America at no expense to them. The tender offer materials and the solicitation/recommendation statement are available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of these documents may also be obtained by mailing a request to the information agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 or by calling toll free at (888) 750-5834 (shareholders) or collect at (212) 750-5833 (banks and brokers).